UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Laureate Education, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.004 per share

(Title of Class of Securities)

518613203

(CUSIP Number)

David J. Sorkin, Esq.
Kohlberg Kravis Roberts & Co. L.P.
9 West 57th Street, Suite 4200
New York, New York 10019
Telephone: (212) 750-8300

with a copy to:

Gary Horowitz, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
Telephone: (212) 455-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 6, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 518613203		13D

1	Name of Reporting Person KKR 2006 Fund (Overseas), Limited Partnership

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 8,520,132*

	8	Shared Voting Power 126,189,616*

	9	Sole Dispositive Power 31,410,084*

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 134,709,748*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 81.1%*

14	Type of Reporting Person (See Instructions) PN

*See Item 5.

CUSIP No. 518613203		13D

1	Name of Reporting Person KKR Associates 2006 (Overseas), Limited Partnership

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 8,520,132*

	8	Shared Voting Power 126,189,616*

	9	Sole Dispositive Power 31,410,084*

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 134,709,748*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 81.1%*

14	Type of Reporting Person (See Instructions) PN

*See Item 5.

CUSIP No. 518613203		13D

1	Name of Reporting Person KKR 2006 Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 8,520,132*

	8	Shared Voting Power 126,189,616*

	9	Sole Dispositive Power 31,410,084*

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 134,709,748*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 81.1%*

14	Type of Reporting Person (See Instructions) CO

*See Item 5.

CUSIP No. 518613203		13D

1	Name of Reporting Person KKR Fund Holdings L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 8,520,132*

	8	Shared Voting Power 126,189,616*

	9	Sole Dispositive Power 31,410,084*

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 134,709,748*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 81.1%*

14	Type of Reporting Person (See Instructions) PN

*See Item 5.

CUSIP No. 518613203		13D

1	Name of Reporting Person KKR Fund Holdings GP Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 8,520,132*

	8	Shared Voting Power 126,189,616*

	9	Sole Dispositive Power 31,410,084*

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 134,709,748*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 81.1%*

14	Type of Reporting Person (See Instructions) CO

*See Item 5.

CUSIP No. 518613203		13D

1	Name of Reporting Person KKR Group Holdings L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 8,520,132*

	8	Shared Voting Power 126,189,616*

	9	Sole Dispositive Power 31,410,084*

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 134,709,748*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 81.1%*

14	Type of Reporting Person (See Instructions) PN

*See Item 5.

CUSIP No. 518613203		13D

1	Name of Reporting Person KKR Group Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 8,520,132*

	8	Shared Voting Power 126,189,616*

	9	Sole Dispositive Power 31,410,084*

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 134,709,748*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 81.1%*

14	Type of Reporting Person (See Instructions) CO

*See Item 5.

CUSIP No. 518613203		13D

1	Name of Reporting Person KKR & Co. L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 8,520,132*

	8	Shared Voting Power 126,189,616*

	9	Sole Dispositive Power 31,410,084*

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 134,709,748*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 81.1%*

14	Type of Reporting Person (See Instructions) PN

*See Item 5.

CUSIP No. 518613203		13D

1	Name of Reporting Person KKR Management LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 8,520,132*

	8	Shared Voting Power 126,189,616*

	9	Sole Dispositive Power 31,410,084*

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 134,709,748*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 81.1%*

14	Type of Reporting Person (See Instructions) OO

*See Item 5.

CUSIP No. 518613203		13D

1	Name of Reporting Person KKR Partners II (International), L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 93,313*

	8	Shared Voting Power 126,189,616*

	9	Sole Dispositive Power 1,045,936*

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 126,282,929*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 78.3%*

14	Type of Reporting Person (See Instructions) PN

*See Item 5.

CUSIP No. 518613203		13D

1	Name of Reporting Person KKR PI-II GP Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 93,313*

	8	Shared Voting Power 126,189,616*

	9	Sole Dispositive Power 1,045,936*

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 126,282,929*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 78.3%*

14	Type of Reporting Person (See Instructions) CO

*See Item 5.

CUSIP No. 518613203		13D

1	Name of Reporting Person Henry R. Kravis

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 134,803,061*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 32,456,020*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 134,803,061*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 81.1%*

14	Type of Reporting Person (See Instructions) IN

*See Item 5.

CUSIP No. 518613203		13D

1	Name of Reporting Person George R. Roberts

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 134,803,061*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 32,456,020*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 134,803,061*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 81.1%*

14	Type of Reporting Person (See Instructions) IN

*See Item 5.

Item 1.                                 Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the shares of Class A common stock, par value $0.004 per share (the “Class A Common Stock”), of Laureate Education, Inc., a Delaware public benefit corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 650 S. Exeter Street, Baltimore, Maryland, 21202.

Item 2.                                 Identity and Background.

(a), (f)              This Statement is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the “1934 Act”), by:

(i)                                     KKR Partners II (International), L.P., a Cayman Islands exempted limited partnership (“KKR Partners II”);

(ii)                                  KKR PI-II GP Limited, a Cayman Islands exempted limited company (“KKR Partners II GP”);

(iii)                               KKR 2006 Fund (Overseas), Limited Partnership, a Cayman Islands exempted limited partnership (“KKR 2006 Overseas”);

(iv)                              KKR Associates 2006 (Overseas), Limited Partnership, a Cayman Islands exempted limited partnership (“KKR Associates 2006”);

(v)                                 KKR 2006 Limited, a Cayman Islands exempted limited company (“KKR 2006 Limited”);

(vi)                              KKR Fund Holdings L.P., a Cayman Islands exempted limited partnership (“KKR Fund Holdings”);

(vii)                           KKR Fund Holdings GP Limited, a Cayman Islands exempted limited company (“KKR Fund Holdings GP”);

(viii)                        KKR Group Holdings L.P., a Cayman Islands exempted limited partnership (“KKR Group Holdings”);

(ix)                              KKR Group Limited, a Cayman Islands exempted limited company (“KKR Group”);

(x)                                 KKR & Co. L.P., a Delaware limited partnership (“KKR & Co.”);

(xi)                              KKR Management LLC, a Delaware limited liability company (“KKR Management”);

(xii)                           Henry R. Kravis, a United States citizen; and

(xiii)                        George R. Roberts, a United States citizen (the persons and entities listed in items (i) through (xiii) are collectively referred to herein as the “Reporting Persons”).

KKR Partners II GP is the general partner of KKR Partners II.  KKR Associates 2006 is the general partner of KKR 2006 Overseas. KKR 2006 Limited is the general partner of KKR Associates 2006. KKR Fund Holdings is the sole shareholder of KKR 2006 Limited. KKR Fund Holdings GP is a general partner of KKR Fund Holdings. KKR Group Holdings is the sole shareholder of KKR Fund Holdings GP and a general partner of KKR Fund Holdings. KKR Group is the general partner of KKR Group Holdings. KKR & Co. is the sole shareholder of KKR Group. KKR Management is the general partner of KKR & Co. Messrs. Kravis and Roberts are executive officers and the designated members of KKR Management.

Each of Messrs. Alexander Navab, Jr., Johannes Huth, Joseph Bae, Michael Michelson, Scott Nuttall, Todd Fisher, David Sorkin, Jonathan Smidt, Robert Antablin, Kravis and Roberts is a director of KKR Partners II GP. Each of Messrs. William Janetschek, Fisher and Sorkin is a director of KKR Fund Holdings GP and KKR Group.  Each of Messrs. Kravis, Roberts, Janetschek and Sorkin is an executive officer of KKR Fund Holdings GP and KKR Group and is a director of KKR 2006 Limited.  Each of Messrs. Janetschek and Sorkin is an executive officer of KKR 2006 Limited. Each of Messrs. Kravis, Roberts, Janetschek, Fisher and Sorkin is an executive officer of KKR Management.

Each of Messrs. Fisher, Janetschek, Sorkin, Navab, Bae, Michelson, Nuttall and Antablin is a United States citizen. Mr. Smidt is a citizen of the United States and South Africa. Mr. Huth is a German citizen.

The Reporting Persons have entered into a joint filing agreement, dated as of February 16, 2017, a copy of which is attached hereto as Exhibit A.

(b)                                 The address of the principal business office of each of KKR Partners II, KKR Partners II GP, KKR 2006 Overseas, KKR Associates 2006, KKR 2006 Limited, KKR Fund Holdings, KKR Fund Holdings GP, KKR Group Holdings, KKR Group, KKR & Co., KKR Management, Messrs. Kravis, Fisher, Janetschek Sorkin, Navab, Bae and Nuttall is:

c/o Kohlberg Kravis Roberts & Co. L.P.
9 West 57th Street, Suite 4200
New York, New York 10019

The address of the principal business office of Messrs. Michelson and Roberts is:

c/o Kohlberg Kravis Roberts & Co. L.P.
2800 Sand Hill Road, Suite 200
Menlo Park, CA 94025

The address of the principal business office of Messrs. Smidt and Huth is:

c/o Kohlberg Kravis Roberts & Co. Partners LLP

Stirling Square, 7 Carlton Gardens

London SW1Y 5AD, United Kingdom

The address of the principal business office of Mr. Antablin is:

c/o Kohlberg Kravis Roberts & Co. L.P.

600 Travis Street, Suite 7200

Houston, Texas 77002

(c)                                  KKR 2006 Overseas and KKR Partners II (the “KKR Investors”) are investment vehicles.  KKR Partners II GP, KKR Associates 2006 and KKR 2006 Limited are each principally engaged in the business of being a general partner, as described above.  Each of KKR 2006 Overseas LP, KKR Fund Holdings, KKR Fund Holdings GP, KKR Group Holdings, KKR Group, KKR & Co., KKR Management is principally engaged as a holding company for the subsidiaries engaged in the investment management business.

The present principal occupation or employment of each Messrs. Kravis, Roberts, Fisher, Janetschek, Sorkin, Bae, Huth, Navab, Michelson, Nuttall, Smidt and Antablin is as an executive of Kohlberg Kravis Roberts & Co. L.P. and/or one or more of its affiliates (together, with its affiliates, “KKR”).

(d)                                 During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                                 Source and Amount of Funds or Other Considerations.

The information set forth in Items 5 and 6 of this Statement is hereby incorporated by reference into this Item 3.

Certain investors, including certain investment funds and other investors affiliated with or managed by KKR, Point 72 Asset Management, L.P. (together with its affiliates, including Cohen Private Ventures, LLC, “CPV”), Bregal Investments, Inc. (together with its affiliates, “Bregal”), StepStone Group LP (together with its affiliates, “StepStone”), Sterling Fund Management,

LLC (together with its affiliates and investment funds managed by it, “Sterling”) and Snow Phipps Group, LLC (together with its affiliates, “Snow Phipps” and, collectively with KKR, CPV, Bregal, StepStone and Sterling, the “Wengen Investors”) hold interests in the Issuer through Wengen Alberta, Limited Partnership (“Wengen”).  Wengen acquired its interests in the Issuer in August 2007 in a leveraged buyout for an aggregate total purchase price of $3.8 billion, including $1.7 billion of debt, all of which has been refinanced or replaced.

On December 4, 2016, the Issuer entered into a Subscription Agreement (the “Subscription Agreement”) with certain investors, including the KKR Investors and the other investors party thereto pursuant to which the Issuer agreed to issue and sell to those investors a new series of its Convertible Redeemable Preferred Stock, Series A (“Series A Preferred Stock”), in a private offering.  KKR 2006 Overseas and KKR Partners II acquired 59,350 and 650 shares of Convertible Redeemable Preferred Stock, Series A, respectively, for a purchase price of $1,000 per share.  The aggregate funds used in connection with the purchase by the KKR Investors was $60.0 million, which were provided from general funds available to the Reporting Persons, including capital contributions from investors.

On February 6, 2017, the Issuer completed an initial public offering (the “IPO”) of Class A Common Stock, the proceeds of which are primarily intended to be used to repay certain indebtedness of the Issuer. In connection with the IPO, the Issuer effected a recapitalization of its common stock into two classes of common stock, Class A Common Stock and Class B Common Stock (“Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”), which Class B Common Stock is convertible on a one-for-one basis into shares of Class A Common Stock at the option of the holder or upon transfer, subject to the terms of the Issuer’s Amended and Restated Certificate of Incorporation.

Item 4.                                 Purpose of Transaction.

The information set forth in Items 3 and 6 of this Statement is hereby incorporated by reference into this Item 4.

The Reporting Persons acquired the securities reported herein for investment purposes and intend to review their investments in the Issuer on a continuing basis. Subject to the terms of the Wengen Securityholders Agreement (defined below), the Preferred Stockholders Agreement (defined below) the other documents described herein, and various factors, including but not limited to the Issuer’s financial position and strategic direction, price levels of the Class A Common Stock, conditions in the securities markets, various laws and regulations applicable to the Issuer and companies in its industry and the Reporting Persons’ ownership in the Issuer, and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to their investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D. Without limiting the foregoing, and subject to the terms of the documents described above, the Reporting Persons may, from time to time, acquire or cause affiliates to acquire additional shares of Class A Common Stock or other securities of the Issuer, dispose, or cause affiliates to dispose, of some or all of the Class A Common Stock or other securities of the Issuer or continue to hold, or cause affiliates to hold, Class A Common Stock or other securities of the Issuer (or any combination or derivative thereof).

In addition, without limitation, the Reporting Persons may engage in discussions with management, the board of directors, stockholders of the Issuer and other relevant parties or take other actions concerning any extraordinary corporate transaction (including but not limited to a merger, reorganization or liquidation) or the business, operations, assets, strategy, future plans, prospects, corporate structure, board composition, management, capitalization, dividend policy, charter, bylaws, corporate documents, agreements, de-listing or de-registration of the Issuer.

William Cornog, an executive of KKR Capstone Americas, LLC, is currently a member of the board of directors of the Issuer. KKR Capstone Americas, LLC is not a subsidiary or affiliate of KKR, but Mr. Cornog is a director designated by KKR pursuant to the Wengen Securityholders Agreement as discussed in Item 5 below.

Brian Carroll, formerly an executive of KKR, is currently a member of the board of directors of the Issuer.

Except as set forth above, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons and, to the best knowledge of the Reporting Persons, each of the other individuals named in Item 2 above, have no present plans, proposals or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Although the foregoing reflects activities presently contemplated by the Reporting Persons and each other person named in Item 2 with respect to the Issuer, the foregoing is subject to change at any time.

Item 5.                                 Interest in Securities of the Issuer.

The information set forth in Items 2, 3 and 6 of this Statement and the cover pages of this Statement is hereby incorporated by reference into this Item 4.

(a) and (b).  The Reporting Persons may be deemed to beneficially own an aggregate of 134,803,061 shares of Class A Common Stock, which represents, in the aggregate, approximately 81.1% of the outstanding shares of the Issuer’s Class A Common Stock, calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, (the “Exchange Act”), as a result of their indirect ownership of Class B Common Stock through Wengen, their ownership of Series A Preferred Stock and their purchase of Class A Common Stock in connection with the IPO.

Wengen beneficially owns an aggregate of 126,189,616 shares of Class B Common Stock, which are convertible by Wengen on a one-for-one basis into shares of Class A Common Stock at the discretion of the general partner of Wengen or upon transfer, subject to the terms of the Issuer’s Amended and Restated Certificate of Incorporation.  The limited partnership interests in Wengen are held by certain investors, including the Wengen Investors. The general partner of Wengen is Wengen Investments Limited (the “Wengen GP”), which is governed by a board of directors composed of Douglas L. Becker and other representatives of the Wengen Investors.  Pursuant to the provisions of the Wengen Securityholders Agreement (defined below), Wengen GP will vote the shares of Common Stock owned by Wengen in certain matters, including in the election of certain directors, at the discretion of Wengen GP and as a result, the Wengen Investors, including the KKR Investors, and certain of their affiliates may be deemed to have shared voting power over the 126,189,616 shares of Class B Common Stock held directly by Wengen.  The Wengen Securityholders Agreement further provides each investor of Wengen with the ability to direct Wengen with respect to the portion of securities owned by Wengen attributable to such investor’s pro rata ownership interest in Wengen with respect to voting on certain matters and disposition of such securities, subject to certain limitations.  As a result of such provisions, of the 126,189,616 shares of Class B Common Stock held by Wengen, KKR 2006 Overseas and KKR Partners II may be deemed to have voting and investment power over 22,889,952 and 952,623 shares of Class B Common Stock owned directly by Wengen, respectively.  The above does not include additional shares of Class B Common Stock owned by employees, directors and former employees and directors of the Issuer over which Wengen has been granted a voting proxy (but no rights with respect to conversion of such shares of Class B Common Stock into shares of Class A Common Stock) pursuant to Management Stockholders Agreements, further described in Item 6 below. Based on information provided by the Issuer, an aggregate of 1,328,366 shares of Class B Common Stock was subject to such voting proxy as of January 31, 2017.

In addition, KKR 2006 Overseas and KKR Partners II own 59,350 and 650 shares of Series A Preferred Stock, respectively, which are convertible into shares of Class A Common Stock in accordance with the Certificate of Designations of the Series A Preferred Stock (the “Certificate of Designations”), as further described below in Item 6.  As a result of such ownership of the Series A Preferred Stock, each of KKR 2006 Overseas and KKR Partners II may be deemed to be the beneficial owners of an additional 4,987,395 and 54,622 shares of Class A Common Stock, respectively, assuming conversion of the Series A Preferred Stock at a price equivalent to 85% of the price of the Class A Common Stock sold in the IPO.

Further, in connection with the purchase in the IPO described in Item 3 above, each of KKR 2006 Overseas and KKR Partners II directly holds 3,532,737 and 38,691 shares of Class A Common Stock, respectively.  As a result of the above, in the aggregate, KKR 2006 Overseas and KKR Partners II may be deemed to have a direct economic interest in 31,410,084 and 1,045,936 shares of Common Stock, respectively, for a total interest of approximately 32,456,020 shares of Common Stock, equal to 16.1% of the total Common Stock, assuming conversion of all of the outstanding Series A Preferred Stock at a price equivalent to 85% of the price of the Class A Common Stock sold in the IPO.

The aggregate percentage of beneficial ownership in this Statement for purposes of calculations under Rule 13d-3 is based on an aggregate number of shares of Class A Common Stock which includes (1) 35,000,000 shares of Class A Common Stock issued upon the closing of the IPO, (2) 4,987,395 shares of Class A Common Stock that KKR 2006 Overseas may acquire upon the conversion of the Series A Preferred Stock owned by KKR 2006 Fund Overseas, (3) 54,622 shares of Class A Common Stock that KKR Partners II may acquire upon the conversion of the Series A Preferred Stock owned by KKR Partners II and (4) 126,189,616 shares of Class A Common Stock that Wengen may acquire upon the conversion of the Class B Common Stock owned by Wengen.  The aggregate number of shares of the Issuer’s Class A Common Stock beneficially owned by the Reporting Persons as reported herein does not include any shares of Class A Common Stock which may be received by holders of Class B Common Stock subject to proxies given by current and former directors and employees to Wengen to vote their shares of Class B Common Stock pursuant to the Management Stockholders Agreements as described elsewhere in this Statement.

Each of KKR Associates 2006 (as the general partner of KKR 2006 Overseas), KKR 2006 Limited (as the general partner of KKR Associates 2006), KKR Fund Holdings (as the sole shareholder of each of KKR 2006 Limited), KKR Fund Holdings GP (as a general partner of KKR Fund Holdings), KKR Group Holdings (as the sole shareholder of KKR Fund Holdings GP and a general partner of KKR Fund Holdings), KKR Group (as the general partner of KKR Group Holdings), KKR & Co. (as the sole shareholder of KKR Group), KKR Management (as the general partner of KKR & Co.), and Messrs. Henry R. Kravis and George R. Roberts (as the designated members of KKR Management), may be deemed to be the beneficial owner of the securities held directly by KKR 2006 Overseas and Wengen, in each case, as described more fully in this Statement.

KKR Partners II GP (as the general partner of KKR Partners II) may be deemed to be the beneficial owner of the securities held directly by KKR Partners II and Wengen.  In addition, Messrs. Henry R. Kravis and George R. Roberts, may be deemed to be the beneficial owner of the securities held directly by KKR Partners II, and each disclaims beneficial ownership of such securities.

The filing of this Statement shall not be construed as an admission that any of the above-listed entities or individuals is the beneficial owners of any securities covered by this Statement.

Wengen, the other Wengen Investors and certain of their affiliates will separately make Schedule 13D filings reporting their beneficial ownership of shares of Class A Common Stock.

None of the other persons named in Item 2 beneficially owns any shares of Class A Common Stock.

(c)          Except as set forth in this Statement, none of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any other person named in Item 2 has engaged in any transaction in any shares of the Issuer’s Class A Common Stock during the past 60 days.

(d)         To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported as beneficially owned by the Reporting Persons herein other than, with respect to the securities held directly by Wengen, the Wengen Investors and the other investors in Wengen and their respective affiliates.

(e)          Not applicable.

Item 6.                                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 hereof is hereby incorporated by reference into this Item 6.

Lock Up Agreement

In connection with the IPO, Wengen and certain officers and directors of the Issuer entered into a lock-up agreement and agreed with the underwriters, subject to certain exceptions, not to (i) offer, sell, contract to sell, pledge or otherwise transfer or dispose of, directly or indirectly, any Common Stock or securities convertible into or exchangeable or exercisable for any Common Stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such aforementioned transaction is to be settled by delivery of the Common Stock or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, or (ii) make any demand for or exercise any right with respect to, the registration of any Common Stock or any security convertible into or exercisable or exchangeable for the Common Stock (other than a demand under any registration rights agreement with the Issuer in effect on the date of lock-up, for registration of securities after the expiration of the lock-up), in each case, during the period from the date of the lock-up agreement continuing through the date 180 days after January 31, 2017 (the “Lock-Up Period”), except with the prior written consent of Credit Suisse Securities (USA) LLC, Morgan Stanley & Co. LLC and Barclays Capital Inc.

The foregoing description of the lock-up agreement is qualified in its entirety by reference to the form of the lock-up agreement, which is filed as Exhibit J to this Schedule 13D and incorporated by reference herein.

Wengen Securityholders’ Agreement

In connection with the consummation of the IPO, the Issuer entered into the Amended and Restated Securityholders Agreement, dated as of February 6, 2017 (the “Wengen Securityholders Agreement”), with Wengen, Wengen GP and the investors in Wengen, including the Wengen Investors.  Such agreement will terminate with respect to any investor in Wengen at such time as such investor no longer owns any Common Stock either indirectly through Wengen or directly as a result of a distribution of shares of Common Stock from Wengen, or, following the second anniversary of the IPO, upon notice to Wengen if such investor ceases to beneficially own at least one percent of the outstanding Common Stock.

Board Designation Rights

In general, the Wengen Securityholders Agreement provides, among other things, that until such time as Wengen or its investors cease to own 40% of the Issuer’s Common Stock, Wengen GP (or, upon any dissolution of Wengen, the investors in Wengen) will have the right to designate a number of directors to the Issuer’s board of directors equal to Wengen’s and its investors’ proportionate share of the economic ownership of the Issuer’s Common Stock (the “Wengen Directors”), and the size of the board of directors of the Issuer may not be increased or decreased without the approval of the majority in interest of the investors in Wengen.  The agreement further provides that the KKR Investors, Sterling, Bregal and CPV will each have the right to designate one such Wengen Director to the Issuer’s board of directors, in each case, until such time as such investor ceases to beneficially own a minimum of 5,357,143 shares of Common Stock.  The remaining Wengen Directors will be designated by Wengen GP, as chosen by a vote of the majority in interest of the investors in Wengen.  Initially, the Wengen Directors consist of Steven Taslitz (as the designee of Sterling), William Cornog (as the designee of KKR), Andrew Cohen (as the designee of CPV) and Quentin Van Doosselaere (as the designee of Bregal), as well as Brian Carroll, Pedro del Corro and Ian Snow, as the remaining designees.  Wengen GP has further agreed to cause all shares of Wengen to be voted in favor of the Wengen Directors identified by each of KKR, Sterling, Bregal and CPV and also to vote all shares of Common Stock owned by Wengen to elect Mr. Douglas Becker as a director of the Issuer, so long as he remains the Chief Executive Officer of the Issuer.

Restrictions on Transfer

Following the conclusion of the Lockup Period described above and provided the Preferred Priority Date (as defined below) has occurred, the Wengen Securityholders’ Agreement generally provides that (i) in connection with any sale pursuant to the Laureate Registration Rights Agreement (as defined below), unless notified by any investor in Wengen that such investor does not desire for Wengen to sell the shares of Common Stock held by Wengen attributable to such investor, Wengen GP shall cause to be registered and sold up to a number of shares of Common Stock on behalf of each investor allocable to such investor’s underlying interest in Wengen, subject to pro rata cutbacks and (ii) the investors in Wengen can, with respect to their underlying ownership of Common Stock through Wengen, (a) prior to dissolution of Wengen and assuming Wengen has obtained any approvals required by law to enable Wengen to own less than 75% of the Common Stock, cause Wengen to transfer or sell such shares of

Common Stock or transfer to such investor Common Stock for purposes of a transfer or sale by such investor, subject to limitations, or, (b) in the event Wengen has been dissolved, transfer or sell the shares of Common Stock received by such investors upon such dissolution, in each case, pursuant to Rule 144 of the Securities Act of 1933, as amended (the “Securities Act”), or pursuant to a block trade or underwritten offering pursuant to the Laureate Registration Rights Agreement; provided that, in the case of certain investors in Wengen other than the Wengen Investors, any transfers not pursuant to a registration statement are subject to a maximum aggregate sales amount not to exceed one percent of the outstanding Class A Common Stock during any three month period.  The Issuer has agreed to apply for and use best efforts to obtain regulatory approvals, if applicable, to enable Wengen to be dissolved.  For a period through the third anniversary of the IPO (subject to extension for an additional one-year period), all sales by Wengen at the direction of investors in Wengen (or by investors in Wengen of shares received from Wengen), and with respect to Mr. Becker, all sales of Common Stock, will be subject to the oversight (or, in the case of Mr. Becker, approval) of a coordination committee of the board of directors of the Issuer, initially composed of the Wengen Directors.

Conversion of Class B Shares

Shares of Class B Common Stock held by Wengen are convertible on a one-for-one basis into shares of Class A Common Stock (i) as determined by Wengen GP, (ii) upon transfers (other than certain transfers related to inheritance and estate planning) or (iii) in the event Wengen owns less than 15% of the Issuer’s Common Stock, in each case, in accordance with the Issuer’s Amended and Restated Certificate of Incorporation.  As set forth in the Issuer’s Amended and Restated Certificate of Incorporation, Class A Common Stock and Class B Common Stock will each convert automatically into a single class of common stock on the date on which the number of outstanding shares of Class B Common Stock represents less than 15% of the aggregate combined number of outstanding shares of Class A Common Stock and Class B Common Stock.  The Issuer has agreed not to amend the provisions of the Issuer’s Amended and Restated Certificate of Incorporation described in this paragraph without the approval of 75% in interest of the investors in Wengen.

Pass-Along Voting and Disposition Rights

The Wengen Securityholders Agreement provides that if Wengen is requested or required to vote in its capacity as a shareholder of the Issuer on any acquisition, merger or a sale of all or substantially all of the assets of the Issuer, Wengen GP will cause Wengen to vote all of the shares of Common Stock held by it in accordance with the instructions of each Wengen Investor, as if such investor held such shares of Common Stock directly.  In addition, the agreement provides that if Wengen is asked by the Issuer or any other person to tender or sell shares of Common Stock, Wengen must act in accordance in the instructions of each Wengen Investor as if such investor held such shares of Common Stock directly.  Further, Wengen GP shall designate the Wengen Directors (other than those designated individually by any of KKR, Sterling, Bregal or CPV), at the direction of the majority in interest of the investors in Wengen.

The foregoing description of the Wengen Securityholders Agreement is qualified in its entirety by reference to the Wengen Securityholders Agreement, which is filed as Exhibit D to this Schedule 13D and incorporated by reference herein.

Registration Rights Agreement

In connection with the IPO, the Issuer, Wengen, Wengen GP and the other parties thereto entered into the Amended and Restated Registration Rights Agreement, dated as of February 6, 2017 (the “Laureate Registration Rights Agreement”), pursuant to which Wengen and the investors in Wengen have been granted certain registration rights with respect to their shares of Common Stock.  The Laureate Registration Rights Agreement grants Wengen, and any investors in Wengen, acting together to demand, up to a total of ten requests in the aggregate, registration of Common Stock, so long as such investors own 10% or more of the Common Stock held by Wengen and any investors in Wengen (including following the dissolution of Wengen), in the aggregate, or expect to receive proceeds in excess of $100 million, in the aggregate (or $50 million, in the aggregate, in the case of a shelf take-down), beginning 180 days following the completion of the IPO.  In the event that the Issuer registers any of its Common Stock pursuant to the Laureate Registration Rights Agreement, Wengen, the investors in Wengen and management (pursuant to a provision in the Management Stockholder’s Agreements (defined below)) have a

“piggyback right” which allows them to require the Issuer to use its reasonable best efforts to include shares of Common Stock held by them in such registration, subject to certain limitations. If requested by the managing underwriter in connection with any underwritten offering made pursuant to a registration statement filed pursuant to the Laureate Registration Rights Agreement, each party will agree not to effect any sales of securities of the Issuer or to give a demand notice, in each case, during the period commencing on the date of the request and continuing for not more than 90 days after the date of such offering, subject to an extension period, if applicable. The Laureate Registration Rights Agreement also provides for the Issuer’s payment of certain expenses in connection with the filing of any such registration statements and the indemnification of Wengen, the investors in Wengen and management in connection with the registration of their securities.

The foregoing description of the Laureate Registration Rights Agreement is qualified in its entirety by reference to the Laureate Registration Rights Agreement, which is filed as Exhibit E to this Schedule 13D and incorporated by reference herein.

Certificate of Designations for Series A Preferred Stock

Pursuant to the Subscription Agreement, KKR 2006 Overseas and KKR Partners II acquired 59,350 and 650 shares of Series A Preferred Stock, respectively. The shares of Series A Preferred Stock are governed by a Certificate of Designations, which provides, among other things:

Dividends

Dividends compound quarterly and, if not paid in shares of Series A Preferred Stock on a quarterly basis or in cash, accrue when, as and if declared by the board of directors of the Issuer, on each share of Series A Preferred Stock as follows: (i) from the issue date and continuing through and including the second anniversary of the issue date, 10.0% per year; (ii) from the second anniversary of the issue date and continuing through and including the third anniversary of the issue date, 13.0% per year; and (iii) from the third anniversary of the issue date and thereafter, 16.0% per year. Unless the Issuer elects to pay the dividend in cash, dividends are automatically paid to the holder thereof in shares of Series A Preferred Stock or accrue. For any period in which dividends on the Series A Preferred Stock are paid in cash, the dividend rate is reduced by 75 basis points.

Liquidation Rights

The Series A Preferred Stock will, with respect to its special and relative rights and preferences, including conversion, redemption, payment of dividends and distributions of assets, rank senior to all Junior Securities (as defined therein). The holders of shares of Series A Preferred Stock are entitled to the payment of their liquidation preference in cash in certain circumstances, including upon the sale of the Issuer or the sale of all or substantially all of the Issuer’s assets, and upon a change in control of Wengen. If, upon a sale of the Issuer, the consideration received by the holders of the Issuer’s Common Stock consists of or includes equity securities in a publicly traded company with (i) a market capitalization of at least $5 billion and (ii) a public float of at least $2 billion, in each case on a pro forma, post-transaction basis, the holders of the Series A Preferred Stock receipt of such holders’ pro rata portion of such equity securities (plus any related cash payments) will satisfy in full the Issuer’s liquidation preference payment obligation.

Conversion

The Series A Preferred Stock is convertible in shares of Class A Common Stock (i) at the election of the holder upon the closing of a sale of the Issuer or Wengen or when Wengen ceases to control the Issuer (an “Exit Event”) or (ii) by the Issuer or the holder at any time after the IPO commencing on the earlier to occur of one day following the first anniversary of the IPO and the time immediately prior to the effectiveness of a registration statement in connection with certain offerings following the IPO and shall be automatically converted into shares of Class A Common Stock to the extent outstanding on the date that is one day following the first anniversary of the IPO, subject to an extension of such period in certain circumstances, in each case, subject to all the terms and conditions as set forth in the Certificate of Designations.

Each share of Series A Preferred Stock is convertible into a number of shares of Class A Common Stock equal to the $1,000 issue amount per share plus any accrued and unpaid dividends divided by a conversion price that is the lesser of $11.90 per share or 0.85 multiplied by the 30 day trailing price per share of the Class A Common Stock prior to the conversion date, provided that in no case shall the conversion price be less than $10.50, or, in connection with an Exit Event, into a number of shares of Class A Common Stock equal to the $1,000 issue amount per share plus any accrued and unpaid dividends divided by a conversion price equal to 0.85 multiplied by the implied equity value per share of Class A Common Stock at the closing of such transaction, in each case, subject to all other terms and conditions as set forth in the Certificate of Designations.

Redemption

The Series A Preferred Stock is redeemable at the option of the Issuer, provided that the 30 day trailing price per share of the Class A Common Stock is at or below 85% of the price per share of Class A Common Stock in the IPO, or, following the fifth anniversary of the issue date, at the request of the holder, in each case, at a redemption price per share equal to 115% of the sum of the $1,000 issue amount per share plus any accrued and unpaid dividends and subject to all other terms and conditions as set forth in the Certificate of Designations.  If the Issuer fails to redeem the shares of Series A Preferred Stock when required after the fifth anniversary of the issue date, the Issuer has made further agreements with the holders with respect to structuring of additional refinancing or sale transactions, each as further described in the Certificate of Designations.

Voting Rights; Protective Provisions

The holders of shares of Series A Preferred Stock do not have any voting rights except as required by law and with respect to certain extraordinary actions, including, among others, (i) with respect to the entry by the Issuer into certain transactions with affiliates, (ii) the payment of any dividend or other distribution on shares of Class A Common Stock, (iii) amendment or repeal of any provision of the Issuer’s Certificate of Incorporation or Bylaws so as to adversely affect the rights, preferences, privileges or voting powers of the Series A Preferred Stock, including any amendment that would increase or decrease the authorized number of shares of Series A Preferred Stock, and (iv) if it is not a follow-on public offering after the IPO in which the holders of the Series A Preferred Stock receive net proceeds not less than the Priority Amount, the initiation of the first public offering of Common Stock following the IPO.  For purposes of the provisions of the Certificate of Designations and related documents, “Priority Amount” generally means shares of Class A Common Stock in a dollar amount equal to, as of any date of determination, the greater of (a) 25% of the aggregate offering price of all Class A Common Stock proposed to be offered and sold in the first follow-on public offering following the IPO and (b) $275 million.

The foregoing description of the Certificate of Designations is qualified in its entirety by reference to the Certificate of Designations, which is filed as Exhibit F to this Schedule 13D and incorporated by reference herein.

Preferred Stockholders Agreement

In connection with the transactions contemplated by the Subscription Agreement, the Issuer entered into a Stockholders Agreement, dated as of December 20, 2016 (the “Preferred Stockholders Agreement”), with Wengen, the KKR Investors and the other investors party thereto.  The Preferred Stockholders Agreement provides that the shares of Series A Preferred Stock are (i) subject to certain restrictions on transfer to the Issuer’s competitors and certain other third parties and (ii) have tag along rights with respect to any proposed transfer of shares of the Issuer’s Common Stock by Wengen.  The tag along rights terminate upon the earlier to occur of (x) the redemption of all of the shares of Series A Preferred Stock in accordance with the terms of the Certificate of Designations and (y) the earlier of (A) the date on which the closing of the Issuer’s first follow-on public offering following the IPO in which the holders of the Series A Preferred Stock receive net proceeds not less than the Priority Amount is consummated and (B) if then converted, the date which is 120 days (or if a registration is suspended, postponed or otherwise not available pursuant to the terms of the Series A Registration Rights Agreement, then an additional number of days equal to the length of such suspension, postponement or lack of availability) after the date on which an amount of Class A Common Stock issued upon conversion of the Series A Preferred Stock equal to or more than the Priority Amount has been registered pursuant to an effective registration statement in accordance with the terms of the Series A Registration Rights Agreement, or if earlier, the date on which at least the Priority Amount under such registration statement has been sold (the “Preferred Priority Date”). Until the Preferred Priority Date, Wengen and, with certain exceptions, Douglas L. Becker, may not offer, sell or otherwise transfer any equity securities of the Issuer.

For so long as the shares of Series A Preferred Stock are outstanding, the Issuer will be subject to financial covenants relating to total net leverage and trailing 12 months revenue and Adjusted EBITDA (as defined in the Preferred Stockholders Agreement ). Failure by the Issuer to satisfy these covenants would result in the holders of the Series A Preferred Stock obtaining certain remedies, including (i) the ability to appoint an individual to advise the board of directors of the Issuer on improving the Issuer’s growth and profitability and (ii) consent to (A) the incurrence of capital expenditures in excess of agreed upon thresholds as set forth in the Preferred Stockholders Agreement, (B) the incurrence of additional indebtedness and (C) acquisitions of assets and the establishment of new schools by the Issuer. In addition, the Issuer would be required to implement a one-time cost reduction program.

The foregoing description of the Preferred Stockholders Agreement is qualified in its entirety by reference to the Preferred Stockholders Agreement, which is filed as Exhibit G to this Schedule 13D and incorporated by reference herein.

Series A Registration Rights Agreement

In connection with the transactions contemplated by the Subscription Agreement, the Issuer entered into a Registration Rights Agreement, dated as of December 20, 2016 (the “Series A Registration Rights Agreement”), with Wengen, Douglas L. Becker, the KKR Investors and the other investors party thereto.  Pursuant to the Series A Registration Rights Agreement, the holders of the shares of Series A Preferred Stock are entitled to certain demand registration rights following conversion of the shares or within 45 days of the shares becoming required or entitled to be converted. The holders of two-thirds of the shares of Series A Preferred Stock are entitled to make up to two demands, excluding short form demands, that the Issuer registers the resale of such shares, subject to the right of the Issuer to convert a demand registration made by the holders of the Series A Preferred Stock into a follow-on public offering in which the holders of the Series A Preferred Stock receive net proceeds not less than the Priority Amount. The holders of Series A Preferred Stock also have certain piggyback registration rights with respect to registration statements and rights to require the Issuer to register for resale such securities pursuant to Rule 415 under the Securities Act.

For underwritten offerings, the holders of the Series A Preferred Stock have priority to participate in any demand or piggyback registration up to the Priority Amount or until the Priority Amount is satisfied. Once the Priority Amount is registered or satisfied, the shares of the holders of the Series A Preferred Stock, Wengen and certain other stockholders with registration rights will then be included in the registration on a pro rata basis based upon the number of shares requested to be included in the offering, followed by the shares of the Issuer requested to be included in the offering; provided, however, that the shares of the Issuer will have priority over the shares of the holders of the Series A Preferred Stock, Wengen and certain other stockholders with registration rights for underwritten piggyback registrations initiated by the Issuer.

The Issuer will bear the expenses incurred in connection with the filing of any such registration statements in connection with the exercise of demand and piggyback registration rights by the holders of the Series A Preferred Stock.

The foregoing description of the Series A Registration Rights Agreement is qualified in its entirety by reference to the Series A Registration Rights Agreement, which is filed as Exhibit H to this Schedule 13D and incorporated by reference herein.

Management Stockholder’s Agreements

Each of the stockholders of the Issuer who are employees or directors or former employees or directors of the Issuer has entered into a stockholder’s agreement (the “Management Stockholder’s Agreements”) with the Issuer and Wengen that gives Wengen a proxy to vote such holder’s shares of the Issuer’s Class B common stock.

Subsequent to the IPO, the Management Stockholder’s Agreements permit each of the stockholders of the Issuer who are employees or directors or former employees or directors of the Issuer to participate in any sale of the Issuer’s common stock by Wengen or any of the investors in Wengen that is registered under the Securities Act, subject to customary underwriters’ restrictions including pro rata reduction and execution of customary custody and lockup agreements. The piggyback registration rights provided in the Management Stockholder’s Agreements expire upon a change in control of the Issuer. The registration rights also provide for the Issuer’s indemnification of the stockholders and their affiliates in connection with the “piggyback” registration of their securities.

The foregoing description of the Management Stockholder’s Agreements is qualified in its entirety by reference to the Form of Management Stockholder’s Agreement, which is filed as Exhibit I to this Schedule 13D and incorporated by reference herein.

Item 7.           Materials to be Filed as Exhibits.

Exhibit No.	Description

Exhibit A	Joint Filing Agreement, dated as of February 16, 2017, by and among the Reporting Persons.

Exhibit B	Powers of Attorney

Exhibit C	Amended and Restated Certificate of Incorporation of Laureate Education, Inc. (incorporated herein by reference to Exhibit 3.1 to the Issuer’s Form S-1/A filed on January 31, 2017).

Exhibit D

Amended and Restated Securityholders Agreement, dated as of February 6, 2017, among the Issuer, Wengen, Wengen GP and its investors party thereto (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on February 6, 2017).

Exhibit E

Amended and Restated Registration Rights Agreement, dated as of February 6, 2017, among the Issuer, Wengen GP, Wengen, and the other parties thereto (incorporated herein by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on February 6, 2017).

Exhibit F	Certificate of Designations of Convertible Redeemable Preferred Stock, Series A of the Issuer (incorporated herein by reference to Exhibit 3.3 to the Issuer’s Form S-1/A filed on January 10, 2017).

Exhibit G

Form of Stockholders Agreement by and among the Issuer, Wengen and the investors party thereto (incorporated herein by reference to Exhibit 10.65 to the Issuer’s Form S-1/A filed on December 15, 2016).

Exhibit H

Form of Registration Rights Agreement by and among the Issuer, Wengen, Douglas L. Becker and the investors party thereto (incorporated herein by reference to Exhibit 10.64 to the Issuer’s Form S-1/A filed on December 15, 2016).

Exhibit I	Form of Management Stockholder’s Agreement for equityholders (incorporated herein by reference to Exhibit 10.36 to the Issuer’s Form S-1/A filed on November 20, 2015).

Exhibit J	Form of Lock-Up Agreement (incorporated herein by reference to Exhibit A to the Form of Underwriting Agreement filed as Exhibit 1.1 to the Issuer’s Form S-1/A filed on January 18, 2017).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2017

KKR 2006 FUND (OVERSEAS), LIMITED PARTNERSHIP

By:	KKR Associates 2006 (Overseas), Limited Partnership, its general partner
By:	KKR 2006 Limited, its general partner

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Director

KKR ASSOCIATES 2006 (OVERSEAS), LIMITED PARTNERSHIP

By:	KKR 2006 Limited, its general partner

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Director

KKR 2006 LIMITED

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Director

KKR FUND HOLDINGS L.P.

By:	KKR Group Holdings L.P., a general partner
By:	KKR Group Limited, its general partner

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Director

KKR FUND HOLDINGS GP LIMITED

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Director

KKR GROUP HOLDINGS L.P.

By:	KKR Group Limited, its general partner

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Director

KKR GROUP LIMITED

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Director

KKR & CO. L.P.

By:	KKR Management LLC, its general partner

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Chief Financial Officer

KKR MANAGEMENT LLC

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Chief Financial Officer

KKR PARTNERS II (INTERNATIONAL), L.P.

By:	KKR PI-II GP Limited, its general partner

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Director

KKR PI-II GP LIMITED

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Director

HENRY R. KRAVIS

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact

GEORGE R. ROBERTS

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Description

Exhibit A	Joint Filing Agreement, dated as of February 16, 2017, by and among the Reporting Persons.

Exhibit B	Powers of Attorney

Exhibit C	Amended and Restated Certificate of Incorporation of Laureate Education, Inc. (incorporated herein by reference to Exhibit 3.1 to the Issuer’s Form S-1/A filed on January 31, 2017).

Exhibit D

Amended and Restated Securityholders Agreement, dated as of February 6, 2017, among the Issuer, Wengen, Wengen GP and its investors party thereto (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on February 6, 2017).

Exhibit E

Amended and Restated Registration Rights Agreement, dated as of February 6, 2017, among the Issuer, Wengen GP, Wengen, and the other parties thereto (incorporated herein by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on February 6, 2017).

Exhibit F	Certificate of Designations of Convertible Redeemable Preferred Stock, Series A of the Issuer (incorporated herein by reference to Exhibit 3.3 to the Issuer’s Form S-1/A filed on January 10, 2017).

Exhibit G

Form of Stockholders Agreement by and among the Issuer, Wengen and the investors party thereto (incorporated herein by reference to Exhibit 10.65 to the Issuer’s Form S-1/A filed on December 15, 2016).

Exhibit H

Form of Registration Rights Agreement by and among the Issuer, Wengen, Douglas L. Becker and the investors party thereto (incorporated herein by reference to Exhibit 10.64 to the Issuer’s Form S-1/A filed on December 15, 2016).

Exhibit I	Form of Management Stockholder’s Agreement for equityholders (incorporated herein by reference to Exhibit 10.36 to the Issuer’s Form S-1/A filed on November 20, 2015).

Exhibit J	Form of Lock-Up Agreement (incorporated herein by reference to Exhibit A to the Form of Underwriting Agreement filed as Exhibit 1.1 to the Issuer’s Form S-1/A filed on January 18, 2017).